Sub-Item 77I: Terms of new or amended securities

At its February 8, 2012 Special Meeting of the Board of Trustees, the Board approved the creation of the Heitman REIT Fund (the "Fund"), an additional series of FundVantage Trust (the "Trust"). The Fund consists of three classes of shares:
Class A shares, Class Z shares and Institutional Class shares. A description of the Funds' Class A shares, Class Z shares and Institutional Class shares is contained in the Fund's Prospectus and Statement of Additional Information dated August 1, 2012, which was filed in the Fund's Rule 485(b) filing on July 27, 2012.